

December 30, 2010

Mr. Brian S. Block, CFO
American Realty Capital Trust, Inc.
106 York Road
Jenkintown, PA 19046

Re: American Realty Trust, Inc.
Form 10-K for the year ended December 31, 2009
File No. 0-53958

Dear Mr. Block:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

10-K for the year ended December 31, 2009

General

1. We note a substantial number of acquisitions during the current year and subsequent to year end. Please tell us how you have complied with Rule 3-14 of Regulation S-X as it does not appear that you have filed acquisition financial statements nor have you filed any pro forma financial statements for these acquisitions. Within your response, please provide to us your significance test.

Item 1. Business, page 2

2. Please identify any tenant that accounts for 10% or more of your consolidated revenues. In this regard, we note your table on page F-19. Refer to Item 101(c)(1)(vii) of Regulation S-K.   Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings. In addition, please file the agreements with these tenants as exhibits or provide us with your analysis as to why you are not substantially dependent upon these agreements.

Distribution Policy, page 4

3. We note the tabular disclosure on page 38 regarding the source of your distributions and the disclosure on page 53 that your advisor "has agreed to waive certain fees during the current period which resulted in the Company's FFO fully covering the distributions that were paid out during such period." Please clarify how the fee amount waived by your advisor impacted your cash flows and your ability to pay distributions. In addition, please clarify, if true, that your advisor has not agreed to waive any fees going forward and that distributions are not assured. Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

Item 2. Properties, page 32

4. We note the capitalization rate included in the table on page 33 and footnote (4) to that table. Please more specifically describe how you calculated net operating income, including any underlying assumptions, and clarify whether such net operating income is historical or projected. In addition, please tell us how such disclosure complies with Item 10(e) of Regulation S-K.

5. Please provide the number of tenants occupying 10% or more of the rentable square footage and the principal nature of business of such tenant. Also provide the principal provisions of the leases between such tenants including, without limitations: rental per annum, expiration date, and renewal options. Additionally, please provide the average effective annual rental per square foot since inception. Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 36

Share Repurchase Program, page 41

6. On page 42, we note your statement, "In the third quarter of 2009, only 3,000 shares were redeemed in total under our SRP at $9.625 per share. During the year ended December 31, 2008, no shares were redeemed under our SRP." Please provide disclosure for each full fiscal year. Additionally, please disclose the number of redemption requests you received in 2009, the total number of redemptions requests fulfilled for the same period, the number of redemption requests that went unfulfilled and the source of cash used to fund the redemption requests that were granted. Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 50

7. We note your disclosure on page 53 that your advisor waived fees including asset management and property management fees of $1.7 million and $0.3 million for the year ended December 31, 2009 and $0.7 million and $0.1 million for the year ended December 31, 2008. We further note your disclosure on page 52 that the change in cash flow from operations from 2008 to 2009 was mainly due to increases in prepaid expenses in 2009 due to the advance payment of asset management fees and your disclosure on page F-29 regarding $1.612 of prepaid asset management fees. Please disclose for each year (i) the total fees payable to your advisor or its affiliates, including asset management fees, acquisition fees, financing fees and reimbursements, (ii) any prepaid fee amounts and (iii) the total fee amount waived. In addition, please describe the business purpose for the waiver of any fees and clarify, if true, that there is no assurance that such fees will be waived in the future. Please provide us your proposed disclosure and confirm that you will provide similar disclosure in future filings.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-11

8. Please disclose your policy for determining the period over which lease intangibles are amortized. Please ensure that you discuss below market renewal options.

Note 3 – Real Estate Investments

Future Lease Payments Table, page F-18

9. Please disclose minimum future rentals on noncancelable leases in the aggregate. Also, disclose the amount of contingent rentals, if any, in income for each period for which an income statement is provided.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Jennifer Gowetski, Staff Attorney at (202) 551-3401 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief